Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Country of Incorporation

Radware Inc.	New Jersey, United States of America

Radware UK Limited	United Kingdom

Radware France	France

Radware Srl	Italy

Radware GmbH	Germany

Nihon Radware KK	Japan

Radware Australia Pty. Ltd.	Australia

Radware Singapore Pte. Ltd.	Singapore

Radware Korea Ltd.	Korea

Radware Canada Inc.	Canada

Radware GmbH	Switzerland

Radware India Pvt. Ltd.	India

Covelight Systems, Inc.	Delaware, United States of America